Mail Stop 6010

April 3, 2008

Dr. James S. Kuo
Chief Executive Officer
Duska Therapeutics, Inc.
470 Nautilus Street, Suite 300
La Jolla, California 92037

> **Re: Duska Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 1 filed March 20, 2008**
> **Filed December 24, 2007**
> **File No. 333-148311**

Dear Dr. Kuo:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution, page 64

1. We note your response to comments 18 and 19; however we disagree with your analysis. Due to the large number of shares you are registering in relation to the number of shares outstanding held by non-affiliates, unless the number of shares you are registering is reduced, we consider the offering to be a primary offering. Accordingly, the offering should be priced and the selling shareholders identified as underwriters.

2.   In the event you reduce the number of shares covered by the registration statement, for purposes of applying the staff's Rule 415 and eligibility analysis, we will treat as a different transaction any registration statement that registers securities for sale by a selling shareholder after the later of:

- 60 days after the time that the selling shareholder and its affiliates have resold substantially all of the securities registered for sale under a prior registration statement; or
- Six months after the effective date of a prior registration statement for the same selling shareholder or affiliates.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-
3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
   Lehman & Eilen, LLP
   20283 State Road 7
   Boca Raton, Florida 33498